UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

13 January 2012

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

10 JANUARY 2012

Diageo concludes acquisition of the Meta Abo Brewery company in Ethiopia

Diageo plc has completed the acquisition of Meta Abo Brewery Share Company SC ('Meta Brewery') with the purchase of the entire share capital for a consideration of USD225 million, subject to customary post completion adjustments.

Meta Brewery is the second largest beer company in Ethiopia with a volume share of approximately 15%. From its brewery near the Ethiopian capital Addis Ababa, it produces and distributes its flagship national lager brands Meta and Meta Premium. The acquisition will give Diageo direct access to the Ethiopian beer market and will complement Diageo's existing premium spirits business in the country.

Nick Blazquez, President, Diageo Africa, said:

"Gaining access to this exciting beer market is part of our strategy of participating at scale in beer and spirits in growth markets in Africa, and I am delighted that we are able to announce the completion of this acquisition. Meta is a strong national brand that has great heritage in Ethiopia. We will invest behind the sustainable growth of the brand, the business and the wider communities in Ethiopia.

"Over the past five years, Diageo has invested more than GBP 1 billion in building its businesses in Africa, and we will continue to look at opportunities to expand our footprint, grow our brands and secure strong routes to market."

Investor enquiries

Sarah Paul	+44 (0)20 8978 4326

Media enquiries

James Crampton	+44 (0)7803 856 452
Lisa Crane	+44 (0)20 8978 4771
Kirsty King	+44 (0)20 8978 6855

Notes to editors

Diageo currently distributes its premium spirits brands in Ethiopia through third party distributor arrangements. Its principle brands include Johnnie Walker Scotch whisky, Smirnoff vodka and White Horse Scotch whisky.

The beer market in Ethiopia is estimated to grow at more than 10% per annum to 2015, driven by strong GDP growth and increased disposable incomes (source: Access Capital, 2011).

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 13 January 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary